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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25
                                                               SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING      [                  ]
                                                                CUSIP NUMBER
                                                            [                  ]
(CHECK ONE):
[x] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

               For Period Ended: December 31, 1993
                                 -----------------
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended _________________________________

   READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

          N/A
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PART I - REGISTRANT INFORMATION
          HEXCEL CORPORATION
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Full Name of Registrant

          N/A
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Former Name if Applicable

          5794 West Las Positas Boulevard
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Address of Principal Executive Office (STREET AND NUMBER)
          Pleasanton, CA 94588
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by Rule 12b-
               25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)
     SEE ATTACHED.


                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344(11-91)

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Rodney P. Jenks                 510                       847-9500
     ---------------------------   ---------------     -------------------------
               (Name)              (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                     [X] YES   [ ] NO
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                     [X] YES   [ ] NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        See explanation contained in Press Release attached hereto as Exhibit I.
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                               HEXCEL CORPORATION
         ---------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      March 30, 1994                by /s/ Rodney P. Jenks
     ----------------------------------    ------------------------------------
                                             Rodney P. Jenks, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

- ------------------------------------ATTENTION-----------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                            ATTACHMENT TO FORM 12b-25
                               HEXCEL CORPORATION
                              RELATING TO FORM 10-K
                       FOR PERIOD ENDED DECEMBER 31, 1993


PART III.  NARRATIVE

On December 6, 1993, the Registrant filed a voluntary petition for relief under the provisions of Chapter 11 of the United States Bankruptcy Code. This followed several months of internal restructuring, which among other things resulted in significant changes among the Registrant's executive officers and reductions in personnel. The remaining personnel, especially key individuals in the Finance and Legal Departments, have had to devote a substantial amount of time to the bankruptcy proceedings and related issues. Such issues include updating the Registrant's strategic business plan and developing a plan of reorganization for approval by its creditors and equity holders and confirmation by the Bankruptcy Court. These same individuals are critical to the preparation of the Registrant's Form 10-K for the period ended December 31, 1993, but they have been unable to provide the full attention needed in the first quarter of 1994 due to the urgency of the bankruptcy and other matters. These matters have a major impact on ongoing business operations and the information presented in the Form 10-K. To obtain additional personnel to assist in any of these matters not only would have resulted in significant expense to the Registrant, but would have further diverted the attention of the existing staff to supervise and train the new people.

As a result of the Bankruptcy filing, the Registrant was required to obtain the approval of the Bankruptcy Court in order to engage its auditors for the year end audit. Accordingly, the start of the audit was delayed by one month, thus contributing to the Registrant's inability to file the 10-K in the prescribed time. Additionally, this year end audit is far more difficult and complex than in the prior year due to the major issues of bankruptcy, restructuring, financing, going concern, and asset realizable value.

The reductions in staff, combined with the necessity of devoting these limited resources to a number of time-sensitive projects, have resulted in the Registrant's inability to file the 10-K report in the prescribed time without unreasonable efforts or expense.



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                                                                       Exhibit I


                                     [logo]
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                                  NEWS RELEASE
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                               Hexcel Corporation
                            5794 W. Las Positas Blvd.
                              Pleasanton, CA  94588
                                 (510) 847-9500
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                                                     CONTACT:  WILLIAM P. MEEHAN

                                                                  (510) 847-9500



HEXCEL REPORTS FOURTH QUARTER AND YEAR-END 1993 RESULTS

PLEASANTON, CA (MARCH 18, 1994) -- Hexcel Corporation ( NYSE/PSE: "HXL" ) today reported results for the fourth quarter and year ended December 31, 1993. The 1993 fourth quarter loss from continuing operations was $29.4 million or $4.03 per share, including a $2.6 million charge for further restructuring, a $12.6 million charge for asset write-downs and other expenses and a $10.9 million reserve for existing tax assets. This loss reflects the adverse impact that Chapter 11 proceedings have had on operations and asset realization, as well as the difficult business environment. The 1992 fourth quarter loss from continuing operations was $22.7 million or $3.12 per share, which included a $23.5 million restructuring charge. Sales were $80.3 million in the fourth quarter of 1993, 9% lower than the $88.5 million of sales in the fourth quarter of 1992.

The loss from continuing operations for 1993, including $65.4 million of charges for restructuring, asset write-downs and other expenses, was $86.5 million or $11.79 per share. In 1992, the loss from continuing operations was $17.7 million or $2.43 per share, including the $23.5 million restructuring charge recorded in the fourth quarter. Sales declined to $338.6 million in 1993 from $386.3 million a year earlier, a decrease of 12%, reflecting the deteriorating condition of the aerospace industry.



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Operating losses and restructuring activities during 1993 required substantial amounts of cash. Management was unable to persuade its senior U.S. lenders to accept a financial restructuring proposal that would have provided up to $40.0 million of new financing. With the Company operating at critically low levels of cash and needing additional financing to fund its restructuring program, Hexcel (U.S.) Corporation filed a voluntary petition for relief under the provisions of Chapter 11 of the United States Bankruptcy Code on December 6, 1993. This filing will allow the Company to prepare a plan of reorganization to restructure its financial obligations.

The Company is currently developing the reorganization plan. In connection with that process, management has evaluated the impact of bankruptcy proceedings and other current events and information since the third quarter of 1993 on the Company's operations, assets and restructuring activities. Also, management has identified certain actions necessary to stabilize the Company during the reorganization process including additional personnel reductions. As a result, the Company recorded a charge of $2.6 million for further restructuring and a $12.6 million charge for asset write-downs and other expenses in the fourth quarter of 1993. This $12.6 million charge included write-downs of certain non-operating assets not related to the day to day business and increases in reserves for warranties and environmental matters on property previously owned. The Company also recorded a reserve of $10.9 million to reflect the adverse impact on the future realization of existing U.S. tax assets as a result of the bankruptcy.

Due to depressed European business conditions, particularly in the aerospace industry, Hexcel S.A., the Company's Belgian subsidiary, is operating at a loss. This subsidiary is also investigating possible significant warranty claims. The losses and restructuring activities are consuming cash. Hexcel S.A. is currently in negotiations with its lenders regarding the commitment of credit facilities which expired beginning on March 16, 1994. There is no assurance that these negotiations will be successful or that such lenders will extend their short-term credit agreements for any specified length of time. As a result, Hexcel S.A.'s ability to continue as a going concern



                                        2

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is subject to its obtaining the needed financing, successfully implementing its restructuring plan and meeting minimum Belgian statutory capital requirements.. Because Hexcel U.S. is in bankruptcy, it is unable to financially support this subsidiary without Bankruptcy Court approval. The parent company currently has receivables of approximately $9 million from this subsidiary.

Commenting on 1993, Mr. John J. Lee, Chairman and CEO stated, "This past year has been an extremely difficult one for Hexcel. Since December 1992, the Company has responded to the business decline by establishing restructuring programs which include significant headcount reductions; the closure of the Graham, Texas, plant; rationalization of production processes; and the write-downs and disposition of impaired assets. These programs have resulted in the recording of $88.9 million of charges for restructuring, asset write-downs and other expenses. Since the beginning of 1993, the Company has reduced its worldwide workforce by more than 23% from 3,050 to 2,340. The restructuring of Hexcel is essential for its future viability. Prior to the Chapter 11 filing, restructuring activities early in the year consumed more cash than we generated and we had to defer a number of restructuring actions due to the lack of cash. The approval of the $35.0 million debtor-in-possession revolving line of credit from The CIT Group/Business Credit Inc. will facilitate payment for all post petition goods and services."

"Our energies are focused on maintaining normal business operations, improving the quality of products and services that we provide, and developing a plan of reorganization."

Hexcel Corporation is an international developer and manufacturer of honeycomb, advanced composites, reinforcement fabrics and resins used in the commercial aerospace, space and defense and general industrial markets.

                                                                Continued.......



                                        3

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                               HEXCEL  CORPORATION
                    CONSOLIDATED  STATEMENTS  OF  OPERATIONS
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

                                                            Unaudited                     Unaudited
                                                        Three Months Ended           Twelve Months Ended
                                                           December  31,                December  31,
                                                       --------------------          --------------------
(In thousands, except per share data)                   1993          1992            1993          1992
- -----------------------------------------------------------------------------     --------------------------
Net sales                                           $  80,259      $  88,528      $  338,568     $  386,289

Cost of sales                                         (67,309)       (74,846)       (282,116)      (309,335)
- -----------------------------------------------------------------------------     --------------------------

Gross margin                                           12,950         13,682          56,452         76,954

Marketing, general and adminis                        (14,526)       (18,386)        (61,551)       (73,167)
Restructuring expense                                  (2,600)       (23,500)        (52,600)       (52,600)
Other income (expense)                                (12,638)            --         (12,780)         4,353
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Operating loss                                        (16,814)       (28,204)        (70,479)       (15,360)

Interest                                               (2,277)        (2,399)         (9,135)        (8,695)
Bankruptcy reorganization expe                           (641)            --            (641)            --
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Loss from continuing operation                        (23,431)       (22,727)        (86,456)       (17,706)

Benefit (provision) for taxes                          (9,699)         7,876          (6,201)         6,349
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Loss from continuing operation                        (29,431)       (22,727)        (86,456)         6,349

Discontinued operations - loss
  during phase-out period, net of taxes                    --         (2,022)         (4,039)        (4,472)
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Loss before extraordinary item                        (29,431)       (24,749)        (90,495)       (22,178)

Extraordinary item - gain on
  redemption of convertible
  subordinated debentures, net                             --             --              --            956
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Loss before cumulative effects
  of accounting changes                               (29,431)       (24,749)        (90,495)       (21,222)

Cumulative effects of accounting changes:
  Postretirement benefits, net                             --             --              --         (8,052)
  Income taxes                                             --             --           4,500             --
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Net loss                                            $ (29,431)     $ (24,749)       $(85,995)      $(29,274)
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Net income (loss) per share and equivalent share:
  Primary and fully diluted:
    Continuing operations                           $   (4.03)     $   (3.12)       $ (11.79)       $ (2.43)
    Discontinued operations                                --          (0.28)          (0.55)         (0.62)
    Extraordinary item                                     --             --              --           0.13
    Cumulative effects of acco                             --             --            0.61          (1.11)
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Net loss                                            $   (4.03)     $   (3.40)       $ (11.73)       $ (4.03)
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Shares and equivalent shares outstanding,
  average                                               7,309          7,287           7,330          7,272
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                                                             ###


CONTACT: Hexcel Corporation, Pleasanton, California
         William P. Meehan, (510) 847-9500